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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                      LIGAND PHARMACEUTICALS INCORPORATED.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    53220K207
                                 (CUSIP Number)

      JAMES B. LOOTENS, ASSISTANT SECRETARY AND ASSOCIATE GENERAL COUNSEL,
                 ELI LILLY AND COMPANY, LILLY CORPORATE CENTER,
                    INDIANAPOLIS, INDIANA 46285 317-276-5835
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 25, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)




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CUSIP No. 53220K207

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(1)   Names of Reporting Persons:               Eli Lilly and Company
      S.S. or I.R.S. Identification             35-0470950
      Nos. of Above Persons
--------------------------------------------------------------------
(2)   Check the Appropriate Box                (a) _________________
      if a Member of a Group                   (b) _________________
                                                Not Applicable
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(3)   SEC Use Only
--------------------------------------------------------------------
(4)   Source of Funds                           WC
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(5)   Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                     Not Applicable
--------------------------------------------------------------------
(6)   Citizenship or Place of                   Indiana
      Organization
--------------------------------------------------------------------
Number of Shares     (7)  Sole Voting           2,176,279
  Beneficially Owned      Power
  by Each Reporting  (8)  Shared Voting         None
  Person With             Power

                     (9)  Sole Dispositive      2,176,279
                          Power

                     (10) Shared                None
                          Depositive Power
--------------------------------------------------------------------
(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person            2,176,279
--------------------------------------------------------------------
(12)  Check if the Aggregate Amount             Not Applicable
      In Row (11) Excludes Certain Shares
--------------------------------------------------------------------
(13)  Percent of Class Represented              5.68%
      by Amount in Row (11)
--------------------------------------------------------------------
(14)  Type of Reporting Person                  CO
--------------------------------------------------------------------




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Item 1.   Security and Issuer.

     This statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Issuer").

     The principal executive offices of the Issuer are located at 9393 Towne Centre Drive, San Diego, California 92121.

Item 2.   Identity and Background.

     This statement is filed by Eli Lilly and Company, an Indiana corporation ("Lilly"). Lilly's principal business and office address is Lilly Corporate Center, Indianapolis, Indiana 46285. Lilly is a global research-based corporation that develops, manufactures, and markets pharmaceuticals and animal health products and provides health-care management services.

     Information with respect to the executive officers and directors of Lilly, including name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is listed in Attachment 1 which is incorporated in this Schedule 13D by reference.

     Neither Lilly nor, to the best of its knowledge, any executive officer or director of Lilly, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or



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mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The purchase price of $37,500,000 was provided for out of Lilly's working capital funds.

Item 4.   Purpose of Transaction.

     The initial purchase of Common Stock ("Initial Purchase") was made by Lilly for investment purposes, in connection with a pharmaceutical research and development collaboration between Lilly and the Issuer. The Initial Purchase was made pursuant to a Stock Purchase Agreement dated November 25, 1997, a copy of which is filed herewith as Exhibit A.

     Pursuant to the collaboration, Lilly may in the future acquire additional shares of Common Stock (the "Additional Shares") in various circumstances:

     (i) The Issuer has been granted an option, exercisable until February 27, 1998, to become the exclusive wholesaler of a specialty pharmaceutical product of Lilly currently in development (the "Product"). If the Issuer does not exercise this option, Lilly shall be obligated to purchase $20,000,000 of Common Stock at a per-share purchase price equal to 120% of the average daily closing price of the Common Stock as reported by the National Association of Securities Dealers, Inc. on the 20 consecutive trading days immediately preceding the date which is five days prior to the expiration or termination of the Issuer's option period.



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     (ii) If the Issuer does exercise the option described above, Lilly will be entitled to receive additional shares of Common Stock from the Issuer as payment upon reaching certain milestones in the development of the Product. Specifically, if the Product is cleared for marketing by the U.S. Food and Drug Administration ("FDA"), Lilly will receive $10,000,000 of Common Stock, at the average closing price of the Common Stock for the 20 consecutive trading days immediately preceding the date which is five days prior to the date the Issuer receives notice of FDA approval. Thereafter, if the Product achieves certain pricing levels in the United States over a three-month period, Lilly will receive an amount ranging from $5,000,000 to $10,000,000 in additional shares of Common Stock as a milestone payment, depending on the pricing level achieved. The number of shares will be calculated at the average closing price for the 20 trading days preceding the date which is five days before the end of the three-month period.

    (iii) If, not later than December 15, 1998, the Product is disapproved by the FDA and Lilly terminates its collaboration with the Issuer concerning the Issuer's product Targretin, the Issuer may terminate and relinquish its interest in the Product and thereafter Lilly shall purchase $5,000,000 of Common Stock, at the average closing price of the shares for the 20 trading days immediately preceding the date which is five days prior to the Issuer's notice of termination.

     (iv) If the Product fails to achieve a specified minimum average pricing level for a six-month period after introduction into the market, the Issuer may terminate and relinquish its interest in the Product, and thereafter Lilly shall



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          purchase $5,000,000 of Common Stock from the Issuer at the average closing price of the Common Stock for the 20 trading days preceding the date which is five days before the Issuer's notice of termination.

     (v) If under certain circumstances Lilly terminates the arrangement with the Issuer regarding the Product, Lilly shall purchase $20,000,000 of Common Stock from the Issuer at 120% of the average closing price of the Common Stock for the 20 trading days preceding the date which is five days prior to Lilly's notice of termination.

     The agreement of the parties setting forth the terms of Lilly's potential acquisition of the Additional Shares is contained in an Option and Wholesale Purchase Agreement dated as of November 25, 1997, a copy of which is filed herewith as Exhibit B. All Additional Shares would be acquired for investment purposes.

     Finally, Section 7.11 of the Stock Purchase Agreement gives Lilly the right to purchase a sufficient number of additional shares of Common Stock to avoid dilution of its ownership interest in the event of a registered public offering of the Issuer's Common Stock.

     Lilly has no present plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer (except as described above), or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;



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     (d)  any change in the present board of directors or management of the
          Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) Lilly is the beneficial owner of 2,176,279 shares of Common Stock of the Issuer, which is 5.68% of the number of shares of Common Stock currently issued, outstanding, and entitled to vote.

          To the best knowledge of Lilly, no executive officer or director of Lilly beneficially owns any shares of Common Stock of the Issuer or has a right to acquire any shares of Common Stock of the Issuer.

     (b) Lilly has the sole power to vote or direct the vote and to dispose and direct the disposition of all shares of Common Stock issued to Lilly.



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          To the best knowledge of Lilly, no executive officer or director of
          Lilly has the power to vote or direct the vote or to dispose or direct the disposition of any shares of Common Stock of the Issuer.

     (c) Neither Lilly nor, to the best knowledge of Lilly, any executive officer or director of Lilly as effected any transaction in the Common Stock of Issuer during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock issued to Lilly.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Initial Purchase was made on November 25, 1997. The Stock Purchase Agreement includes a prohibition on transfer of the Common Stock for the one-year period following the Initial Purchase and a volume limitation on transfers for an additional one-year period following the first anniversary of the Initial Purchase. (Section 4.1). The Stock Purchase Agreement also contains a five-year standstill provision prohibiting Lilly from acquiring a beneficial ownership interest in Issuer exceeding ten percent, except for acquisitions of the Additional Shares. (Section 4.2). The agreement of the parties regarding the Additional Shares is set forth in the Option and Wholesale Purchase Agreement filed herewith as Exhibit B.



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     Except as set forth above, there are no contracts, arrangements, understandings or relationships between Lilly or, to the best of its knowledge, any executive officer or director of Lilly, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

    Exhibit A  Stock Purchase Agreement dated November 25, 1997, between Ligand Pharmaceuticals Incorporated and

               Eli Lilly and Company.

    Exhibit B. Option and Wholesale Purchase Agreement dated November 25,
               1997, between Eli Lilly and Company and Ligand Pharmaceuticals Incorporated.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ELI LILLY AND COMPANY

                                   BY: /s/ Edwin W. Miller
                                       -------------------------
                                       Edwin W. Miller
                                       Vice President and Treasurer

Date:  December 5, 1997




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                                                                   Attachment 1

                                    DIRECTORS

NAME AND BUSINESS ADDRESS
(ALL BUSINESS ADDRESSES ARE
LILLY CORPORATE CENTER
INDIANAPOLIS, INDIANA 46285             PRESENT PRINCIPAL
UNLESS OTHERWISE INDICATED)             OCCUPATION OR EMPLOYMENT

Evan Bayh                               Partner, Baker & Daniels law firm

Steven C. Beering, M.D.                 President, Purdue University
1031 Hovde Hall, Rm. 200
West Lafayette, Indiana 47907-1031

Alfred G. Gilman, M.D., Ph.D.           Regental Professor and
5323 Harry Hines Blvd.                  Chairman, Dept. of Pharmacology,
Dallas, TX  75235-9041                  The University of Texas
                                        Southwestern Medical Center

Charles E. Golden                       Executive Vice President and
                                          Chief Financial Officer

Karen N. Horn, Ph.D.                    Senior Managing Director and Head
280 Park Avenue                         of International Private Banking,
New York, NY  10017                     Bankers Trust Company

J. Clayburn La Force, Jr., Ph.D.        Dean Emeritus, The John E.
P. O. Box 1595                          Anderson Graduate School of
Pauma Valley, CA  92061                 Management at UCLA

Kenneth L. Lay, Ph.D.                   Chairman and Chief Executive
P. O. Box 1188                          Enron Corp.
Houston, TX  77251-1188



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                                                       Attachment 1 (Continued)

NAME AND BUSINESS ADDRESS
(ALL BUSINESS ADDRESSES ARE
LILLY CORPORATE CENTER
INDIANAPOLIS, INDIANA 46285             PRESENT PRINCIPAL
UNLESS OTHERWISE INDICATED)             OCCUPATION OR EMPLOYMENT

Franklyn G. Prendergast, M.D., Ph.D.    Edmond and Marion Guggenheim
Dept. of Pharmacology, Mayo Foundation  Professor of Biochemistry and
200 First St., SW                       Molecular Biology and Director
Rochester, MN  55905                    Mayo Cancer Center

Kathi P. Seifert                        Group President, North
American
2100 Winchester Road                    Personal Care Products
Neenah, Wisconsin  54956                Kimberly-Clark Corporation

Sidney Taurel                           President and Chief Operating
                                          Officer

Randall L. Tobias                       Chairman of the Board and
                                        Chief Executive Officer

August M. Watanabe, M.D.                Executive Vice President,
                                        Science and Technology

Alva O. Way                             Chairman of the Board,
One State Street                        IBJ Schroder Bank & Trust
New York, New York  10004               Company





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EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)

NAME (ALL BUSINESS ADDRESSES ARE
LILLY CORPORATE CENTER                  PRESENT PRINCIPAL OCCUPATION
INDIANAPOLIS, INDIANA 46285)            OR EMPLOYMENT

Bryce D. Carmine                        President and General Manager,
                                        Japan

Alan S. Clark                           President, U. S. Operations

Mitchell E. Daniels, Jr.                Vice President, Corporate
                                        Strategy and Policy

Michael L. Eagle                        Vice President, Manufacturing

Brendan P. Fox, D.V.M.                  President, Elanco Animal Health
                                        Business Unit

Rebecca O. Goss                         Vice President and General Counsel

Pedro P. Granadillo                     Vice President, Human Resources

Michael E. Hanson                       President, Internal Medicine
                                        Business Unit

James A. Harper                         President, Endocrine Business Unit

Gerhard N. Mayr                         President, Intercontinental Operations

Robert N. Postlethwait                  President, Neuroscience Business
                                        Unit

William R. Ringo, Jr.                   President, Infectious Diseases
                                        Business Unit

Gino Santini                            President, Women's Health
                                        Business Unit

Thomas Trainer                          Vice President, Information
                                        Technology, and Chief

Information                             Officer

Albertus J. VandenBergh                 President, European Operations



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                                  Exhibit Index

Exhibit             Description

   A                Stock Purchase Agreement
                    dated November 25, 1997

   B                Option and Wholesale Purchase Agreement
                    dated as of November 25, 1997*

* This Exhibit is filed in redacted form. The redacted material is subject to a confidential treatment request filed with the Securities and Exchange Commission under 17 C.F.R. Sections 200.80(b)(4) and 240.24(b).





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